UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2023

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commissions file number 1-5807

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2023 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Audit and Retirement Committees, Administrator, and the Participants of the Ennis, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2023, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) (modified cash basis) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick, LLP

We have served as the Plan’s auditor since March 2023.

Dallas, Texas

June 26, 2024

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2023 and 2022

	December 31,
	2023	2022
Assets:
Cash	$37,552	$39,847
Investments at fair value	139,994,255	124,437,645
Fully benefit-responsive investment contracts
at contract value	14,542,416	16,651,496
Notes receivable from participants	1,689,393	1,876,119

Net assets available for benefits	$156,263,616	$143,005,107

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2023

Additions:
Contributions:
Employee contributions	$5,089,720
Employer matching and discretionary contributions	1,885,672
Employee rollover contributions	2,425,536

Total contributions	9,400,928

Interest on notes receivable from participants	101,310

Investment income:
Interest and dividends	722,129
Net appreciation in fair value of investments	20,659,858

Total investment income:	21,381,987
Total additions	30,884,225

Deductions:
Administrative expenses	204,258
Benefits paid and withdrawals	17,421,458
Total deductions	17,625,716

Net increase	13,258,509
Net assets available for benefits at beginning of year	143,005,107

Net assets available for benefits at end of year	$156,263,616

See accompanying notes to the financial statements

Note 1 - Plan Description

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and has been restated to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee. At December 31, 2023 and 2022, the Plan’s assets were held by Matrix Trust Company (the “Custodian”). The Plan's record-keeper is One American Retirement Services LLC ("OARS").

During 2023, the Company acquired UMC Print, LLC, Stylecraft, Inc., Eagle Graphics, Inc. and Diamond Graphics, Inc. and their respective plans were terminated, and the employees had the option to rollover their participant balances into the Plan.

Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions the first of the month after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit-sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations. The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year. The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the Plan Sponsor for certain employees not enrolled in the Pension Plan for the Employees of Ennis, Inc. The total matching contributions are not to exceed $2,500, or discretionary employer contributions.

Eligibility for employer contributions depends on the participant’s employment location as defined in the Plan document. The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC. During 2023, the Company declared a discretionary profit-sharing contribution of $144,000 on behalf of the employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution was contributed to the Plan in 2024. During 2023, the Company contributed $144,000 which was declared in 2022.

Note 1 - Plan Description – (Continued)

Participant accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and Plan earnings or losses and is reduced for any benefit payments and administrative expenses. Plan earnings or losses are allocated to each participant's account based on the ratio of the participant's account balance and share of net earnings or losses of their respective investment options. Allocations are determined in accordance with the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions. Profit sharing contributions vest over a 5-year graded vesting schedule as defined in the Plan document. Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the Plan document.

Notes receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of one outstanding note is allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance. A participant may elect to withdraw all or a portion of their vested account balance while employed after reaching age 59 ½.

Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, contributions and the related assets are recognized when received rather than when earned and benefits paid and withdrawals are recognized when paid rather than when the obligations are incurred. The modified cash basis of accounting is a basis of accounting other than accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 4 for discussion of significant estimates used to measure investments.

Investments valuation and income recognition

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the available options. The Plan provides for investments in a guaranteed investment contract (“GIC”), common collective trust funds, a unitized Company stock fund, and mutual funds. The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are recorded at their unpaid principal balance. Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provision of the Plan document. Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan. For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. The Plan did not use unvested amounts to pay administrative expenses in the current year. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $14,970 and $10,689, respectively. No amounts were used to offset employer contributions or pay administrative expenses during 2023.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Subsequent events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 26, 2024, the date which the financial statements were issued.

Risks and uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3 - Investments in Insurance Contracts

During the years ended December 31, 2023 and 2022, the Plan maintained a GIC investment option, the MassMutual SAGIC Diversified II Account with Matrix Trust (“Investment Contract”) which is considered a traditional investment contract. The underlying investment options of this contract is considered to be fully benefit-responsive as described in FASB ASC Topic 962 (“ASC 962”), Plan-Accounting-Defined Contribution Pension Plans, and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a quarterly basis for resetting.

The determination of credited interest rates, as determined by the service provider, reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Investment Contract does not permit the Custodian to terminate the agreement prior to the scheduled maturity date.

Note 4 - Fair Value Measurements

FASB ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for Plan assets measured at fair value is as follows:

Mutual funds/Common stock/Collective trust funds/Money market funds: Valued at the closing price reported on the active market on which the Fund is traded.

Collective trust funds: Collective trust funds that are not valued at the closing price reported on an active market are valued at the net asset value (“NAV”) of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investments for an amount materially different than the reported NAV.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4 - Fair Value Measurements-(Continued)

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$31,170,378	$-	$-	$31,170,378
Common stock	1,244,751	-	-	1,244,751
Money Market Funds	77,390	-	-	77,390
Collective trust funds	99,647,230	-	-	99,647,230
Total investments measured at fair value	132,139,749	-	-	132,139,749

Investments measured at NAV (a)	-	-	-	7,854,506

Total investments	$132,139,749	$-	$-	$139,994,255

	December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$30,316,093	$-	$-	$30,316,093
Common stock	1,394,500	-	-	1,394,500
Money Market Funds	74,151	-	-	74,151
Collective trust funds	92,652,901	-	-	92,652,901
Total investments measured at fair value	124,437,645	-	-	124,437,645

Investments measured at NAV (a)	-	-	-	-

Total investments	$124,437,645	$-	$-	$124,437,645

(a) In accordance with FASB Subtopic 820-10, certain investments that were measured at net asset value per share (or their equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2023:

	Fair Value December 31,
Investment	2023	2022	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Putnam Large Cap Value	$6,894,609	-	None	Daily	None
Lazard Emerging Markets Managed Volatility	959,897	-	None	Daily	None
	$7,854,506	$-

Note 5 - Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 6 - Tax Status of Plan

The prototype plan document, which the Plan has adopted via a non-standardized adoption agreement, obtained its latest opinion letter dated August 19, 2020 in which the IRS stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan itself has not received a determination letter from the IRS, management believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The modified cash basis of accounting requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.

Note 7- Parties-in-Interest

As of December 31, 2023, the Plan held 56,812 shares in the Company’s common stock, with a total fair value of $1,244,751. As of December 31, 2022, the Plan held 62,945 shares in the Company’s common stock, with a total fair value of $1,394,500. For the year ended December 31, 2023, the Plan purchased and sold $144,742 and $284,638 of the Company’s common stock, respectively. During 2023, the Plan received dividend income on Company common stock totaling $63,567. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.

Supplemental Schedules

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2023

EIN 75-0256410

Plan Number: 011

	(b) Identity of issuer, borrower,	(c) Description of investment including maturity	(d)	(e)Current
(a)	lessor, or similar party	date, rate of interest, collateral, par, or maturity value	Cost	value
	Great Gray Trust	RT Moderate Retire 2025		$26,275,056
	Great Gray Trust	RT Moderate Retire 2035		21,289,840
	MML Investment Advisors, LLC	MassMutual Diversified SAGIC II		14,542,416
	Fidelity Management Trust	Fidelity 500 Index		12,170,679
	Great Gray Trust	AB US Large Cap Growth CIT		12,068,616
	Fidelity Management Company	Fidelity Mid Cap Index Instl Prem		10,786,769
	Great Gray Trust	RT Moderate Retire 2045		8,069,405
	Great-West Lifeco	Putnam Large Cap Value		6,894,609
	Great Gray Trust	MyWayRetirement Balanced		6,361,422
	Great Gray Trust	RT Moderate Retire		4,200,935
	Great Gray Trust	MyWayRetirement Small Cap Growth		4,181,721
	Invesco	Invesco Core bond Fund		3,996,938
	Great Gray Trust	Columbia Overseas Value CIT		3,995,717
	Great Gray Trust	MyWayRetirement Mid Cap Value		3,526,101
	Dimensional Fund Advisors	DFA US Small Cap Value		3,315,112
	Great Gray Trust	RT Moderate Retire 2055		2,972,381
	Great Gray Trust	RT Conservative Retire 2025		2,437,554
	Great Gray Trust	RT Aggressive Retire 2035		1,351,266
*	Ennis Common Stock	Ennis ER Stock Unitized Fund		1,244,751
	Great Gray Trust	RT Conservative Retire 2035		1,071,687
	Great Gray Trust	Lazard Emerging Markets Managed Volatility		959,896
	Great Gray Trust	RT Aggressive Retire 2025		793,022
	Great Gray Trust	RT Aggressive Retire 2045		482,987
	Fidelity Management Trust	Fidelity US Bond Index		469,245
	Fidelity Management Trust	Fidelity International Index		431,636
	Great Gray Trust	RT Aggressive Retire 2055		266,955
	Great Gray Trust	RT Conservative Retirement		167,791
	Great Gray Trust	RT Conservative Retire 2045		94,723
	Great Gray Trust	RT Conservative Retire 2055		35,619
	Great Gray Trust	RT Aggressive Retirement		4,432
	First American Funds	First American Government Obligations Fund Class Z		77,390
	Total investments			154,536,671

*	Participant loans	Participant loans (interest rates ranging from 3.50% to 9.50%)		1,689,393

	Total Assets			$156,226,064

* Indicates party-in-interest to the plan

Column (d) cost is not required since all investments are directed by participants

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 26, 2024	/s/ Vera Burnett
Vera Burnett
CFO, Treasurer and Principal Financial
Accounting Officer